UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

 For the month of November 2022.

Commission File Number 001-40626

VTEX
 (Exact name of registrant as specified in its charter)

N/A
 (Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH
 London, United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

PART I - FINANCIAL INFORMATION	3

Item 1 - Financial Statements	3

Condensed consolidated interim Balance Sheets	4

Condensed consolidated interim Statements of Profit or Loss	6

Condensed consolidated interim Statements of Changes in Shareholder’s Equity	7

Condensed consolidated interim Statements of Cash Flows	8

Notes to condensed consolidated interim Financial Statements	9

Item 2 – Management’s discussion and analysis of financial condition and results of operations	27

PART II - OTHER INFORMATION	39

Item 1 - Signatures	39

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements

Index to Financial Statements

VTEX

Condensed consolidated interim Financial Statements

Condensed consolidated interim Balance Sheets

Condensed consolidated interim Statements of Profit or Loss

Condensed consolidated interim Statements of Changes in Shareholder’s Equity

Condensed consolidated interim Statements of Cash Flows

Notes to the condensed consolidated interim Financial Statements

VTEX
Condensed consolidated interim balance sheet
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	29,857	121,006
Restricted cash	1,650	1,183
Marketable securities and short-term investments	212,237	177,191
Trade receivables	33,155	34,682
Recoverable taxes	4,095	6,881
Deferred commissions	584	263
Prepaid expenses	3,940	7,911
Other current assets	18	399
Total current assets	285,536	349,516

Non-current assets
Trade receivables	5,852	6,143
Deferred tax assets	17,780	12,572
Prepaid expenses	246	343
Recoverable taxes	2,704	556
Deferred commissions	1,901	1,246
Other non-current assets	968	435
Right-of-use assets	5,109	5,183
Property and equipment, net	4,105	4,711
Intangible assets, net	31,428	33,644
Investments in joint venture	790	621
Total non-current assets	70,883	65,454
Total assets	356,419	414,970

The above condensed consolidated interim balance sheet should be read in conjunction with the accompanying notes.

VTEX
Condensed consolidated interim balance sheet
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	September 30, 2022	December 31, 2021
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	31,425	29,537
Loans and financing	1,742	2,087
Taxes payable	3,121	5,035
Lease liabilities	1,475	1,105
Deferred revenue	18,366	16,598
Derivative financial instruments	-	133
Accounts payable from acquisition of subsidiaries	661	4,260
Other current liabilities	66	133
Total current liabilities	56,856	58,888

Non-current liabilities
Accounts payable and accrued expenses	557	1,977
Loans and financing	-	1,192
Taxes payable	160	160
Lease liabilities	4,426	4,886
Accounts payable from acquisition of subsidiaries	-	2,163
Deferred revenue	14,130	16,204
Deferred tax liabilities	2,555	2,045
Other non-current liabilities	133	266
Total non-current liabilities	21,961	28,893

EQUITY
Issued Capital	19	19
Capital reserve	394,662	390,466
Other reserves	(1,041)	652
Accumulated losses	(116,050)	(63,955)
Equity attributable to VTEX’s shareholders	277,590	327,182
Non-controlling interests	12	7
Total shareholders’ equity	277,602	327,189
Total liabilities and equity	356,419	414,970

The above condensed consolidated interim balance sheet should be read in conjunction with the accompanying notes.

VTEX
Condensed consolidated interim statements of profit or loss
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Subscription revenue	36,513	29,627	105,743	83,937
Services revenue	2,241	2,237	6,392	4,720
Total revenue	38,754	31,864	112,135	88,657

Subscription cost	(9,755)	(9,735)	(29,917)	(27,911)
Services cost	(2,872)	(3,056)	(8,321)	(7,921)
Total cost	(12,627)	(12,791)	(38,238)	(35,832)
Gross profit	26,127	19,073	73,897	52,825

Operating expenses
General and administrative	(6,944)	(9,947)	(21,296)	(24,976)
Sales and marketing	(16,176)	(19,330)	(55,394)	(46,062)
Research and development	(13,812)	(14,179)	(43,146)	(33,271)
Other income (losses)	(489)	14	(954)	(1,303)
Loss from operation	(11,294)	(24,369)	(46,893)	(52,787)

Financial income	7,137	2,575	16,125	5,119
Financial expense	(7,327)	(3,141)	(26,462)	(8,394)
Financial result, net	(190)	(566)	(10,337)	(3,275)

Equity results	272	162	759	397

Loss before income tax	(11,212)	(24,773)	(56,471)	(55,665)

Income tax

Current	260	(1,107)	(741)	(1,611)
Deferred	(590)	3,921	5,115	7,387
Total income tax	(330)	2,814	4,374	5,776

Net loss for the period	(11,542)	(21,959)	(52,097)	(49,889)

Attributable to controlling shareholders	(11,542)	(21,959)	(52,095)	(49,886)
Non-controlling interest	-	-	(2)	(3)

Loss per share
Basic loss per share	(0.060)	(0.119)	(0.273)	(0.280)
Diluted loss per share	(0.060)	(0.119)	(0.273)	(0.280)

The above condensed consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes.

VTEX
Condensed consolidated interim statements of changes in shareholders' equity
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	Issued capital	Capital reserve	Other comprehensive income (loss)	Accumulated losses	Equity attributable to VTEX’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2021	17	78,945	104	(3,444)	75,622	126	75,748
Loss for the period	-	-	-	(49,886)	(49,886)	(3)	(49,889)
Foreign cumulative conversion adjustment	-	-	325	-	325	-	325
Transactions with owners of the Company
Exercise of stock options	-	3,220	-	-	3,220	-	3,220
Issue of ordinary shares as consideration for a business combination	-	1,469	-		1,469	-	1,469
Capital contribution	-	1,000	-	-	1,000	-	1,000
Issuance of common shares in initial public offering	2	317,807	-		317,809	-	317,809
Share issuance costs		(21,491)			(21,491)	-	(21,491)
Buyback of shares	-	(407)	-	-	(407)	-	(407)
Share-based compensation	-	7,338	-	-	7,338	-	7,338
Transactions with non-controlling interests	-	96	-	-	96	(123)	(27)
	2	309,032	-	-	309,034	(123)	308,911
At September 30, 2021	19	387,977	429	(53,330)	335,095	-	335,095

At January 1, 2022	19	390,466	652	(63,955)	327,182	7	327,189
Loss for the period	-	-	-	(52,095)	(52,095)	(2)	(52,097)
Foreign cumulative conversion adjustment	-	-	(1,693)	-	(1,693)	-	(1,693)
Transactions with owners of the Company					-
Exercise of stock options	-	430	-	-	430	-	430
Issue of ordinary shares as consideration for a business combination	-	3	-	-	3	-	3
Buyback of shares	-	(5,184)	-	-	(5,184)	-	(5,184)
Share-based compensation	-	8,947	-	-	8,947	-	8,947
Transactions with non-controlling interests	-	-	-	-	-	7	7
	-	4,196	-	-	4,196	7	4,203
At September 30, 2022	19	394,662	(1,041)	(116,050)	277,590	12	277,602

The above condensed consolidated interim statements of changes in shareholders’ equity should be read in conjunction with the accompanying notes.

VTEX
Condensed consolidated interim statements of cash flows
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

	Nine months ended
	September 30, 2022	September 30, 2021

Loss for the period	(52,097)	(49,889)
Adjustments on loss for the period
Depreciation and amortization	3,378	2,840
Deferred income tax	(5,115)	(7,385)
Loss on disposal of rights of use, property, equipment, and intangible assets	(9)	50
Allowance for doubtful accounts	640	412
Share-based compensation	8,501	6,845
Provision for payroll taxes (share-based compensation)	(1,578)	9,991
Adjustment of hyperinflation	3,786	1,481
Profit on investments in joint venture	(759)	(397)
Fair value (gains) losses for the period	6,610	(366)
Other costs and foreign exchange, net	(133)	(433)
Working capital adjustments
Trade receivables	(604)	(9,876)
Recoverable taxes	927	(1,370)
Prepaid expenses	3,919	(615)
Other assets	(581)	(161)
Accounts payable and accrued expenses	3,184	10,209
Taxes payable	(2,523)	1,190
Deferred revenue	48	9,697
Other liabilities	791	458
Cash used in operating activities	(31,615)	(27,319)
Income tax paid	(193)	(4,511)
Net cash used in operating activities	(31,808)	(31,830)
Cash flows from investing activities
Dividends received	147	-
Purchase of short-term investment	(111,040)	-
Redemption of short-term investment	66,152	-
Redemption of marketable securities	-	16,857
Interest received	410	981
Dividend income from financial instruments	187	-
Payment of business acquired	(1,692)	(5,182)
Acquisitions of intangible assets	-	(364)
Acquisitions of property and equipment	(266)	(1,235)
Net cash provided by (used in) investing activities	(46,102)	11,057
Cash flows from financing activities
Derivative financial instruments	(718)	-
Changes in restricted cash	(403)	239
Proceeds from the exercise of stock options	430	3,220
Net-settlement of share-based payment	(1,138)	(1,781)
Capital increase	-	1,000
Capital increase - proceeds from initial public offering, net of transaction costs	-	296,318
Buyback of shares	(5,149)	(2,423)
Transactions costs related to repurchase of shares	(35)	-
Payment of loans and financing	(1,982)	(10,349)
Interest paid	(48)	(84)
Principal elements of lease payments	(898)	(671)
Lease interest paid	(515)	(513)
Net cash provided by (used in) financing activities	(10,456)	284,956
Net increase (decrease) in cash and cash equivalents	(88,366)	264,183
Cash and cash equivalents, beginning of the period	121,006	58,557
Effect of exchange rate changes	(2,783)	(1,111)
Cash and cash equivalents, end of the period	29,857	321,629

Supplemental cash flow information:
Lease liabilities arising from obtaining right-of-use assets	985	155
Issue of ordinary shares as consideration for a business combination	3	1,469
Unpaid amount related to acquisition of non-controlling interest	-	27
Unpaid amount related to business combinations	-	8,471
Dividends receivable used to pay accounts from acquisition of subsidiaries	448	-
Transactions with non-controlling interests	7	-

The above condensed consolidated interim statement of cash flows should be read in conjunction with the accompanying notes.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

1.	General information

VTEX (“VTEX” or the “Company”) and its subsidiaries, or collectively referred to as the “Group”, provide a software-as-a-service digital commerce platform for enterprise brands and retailers. The VTEX platform enables customers to execute their commerce strategy, including building online stores, integrating, managing orders across channels, and creating marketplaces to sell products from third-party vendors.

The Group enables customers to implement multiple go-to-market strategies. VTEX’s platform combines commerce, order management and marketplace functionality, allowing enterprises to sell a wide assortment of products across multiple channels. By integrating with suppliers, distributors, third-party vendors, franchisees, warehouses, and brick-and-mortar stores, enterprises can rapidly implement new business models and digital experiences, including direct-to-consumer, marketplace, conversational and interactive commerce, ship from store, endless aisle, and drop-ship.

The Company's shares, under the symbol “VTEX”, are listed on the New York Stock Exchange (“NYSE”).

The following entities are part of the Group and are being consolidated in these unaudited condensed interim financial statements:

				Interest held by the Group (%)
Company	Place of business/ country of incorporation	Relationship	Principal business activity	September 30, 2022	December 31, 2021	September 30, 2021
VTEX (“VTEX”)	Cayman	Holding	Technology Services
VTEX Informatica S.A. (“VTEX ARG”)	Argentina	Subsidiary	Technology Services	100	100	100
VTEX Brasil Tecnologia para E-commerce LTDA. (“VTEX Brazil”)	Brazil	Subsidiary	Technology Services	100	100	100
VTEX Day Eventos LTDA (“VTEX DAY”)	Brazil	Subsidiary	Production of events	100	100	100
Ciashop Soluções para Comércio Eletrônico S.A. (“Ciashop”)	Brazil	Subsidiary	Technology Services	-	-	100
Loja Integrada Tecnologia Para Softwares S.A. (“Loja Integrada”)	Brazil	Subsidiary	Technology Services	99.73	99.87	99.97
VTEX Chile SPA (“VTEX CHI”)	Chile	Subsidiary	Technology Services	100	100	100
VTEX Colombia Tecnologia para Ecommerce S.A.S. (“VTEX COL”)	Colombia	Subsidiary	Technology Services	100	100	100
VTEX Commerce Cloud Solutions LLC (“VTEX USA”)	USA	Subsidiary	Technology Services	100	100	100
WebLinc Corporation (“WorkArea”)	USA	Subsidiary	Technology Services	-	-	100
VTEX Ecommerce Platform Limited (“VTEX UK”)	UK	Subsidiary	Technology Services	100	100	100
EICOM Limited (“EICOM”)	UK	Subsidiary	Technology Services	-	-	100
VTEX Mexico Soluciones en Ecommerce S.R.L. de C.V. (“VTEX MEX”)	Mexico	Subsidiary	Technology Services	100	99.99	99.99
EI Education S.A.P.I de C.V. (“Escuela”)	Mexico	Subsidiary	Technology Services	100	100	100
Suiteshare Tecnologia da Informação S.A. (“Suiteshare”) (ii)	Brazil	Subsidiary	Technology Services	-	100	100
Peru Tecnologia para ECOMMERCE S.A.C. (“VTEX PERU”)	Peru	Subsidiary	Technology Services	100	100	100
VTEX Platform España, S.L. ("VTEX ESP") (i)	Spain	Subsidiary	Technology Services	100	-	-
Vtex Ecommerce Platform Limited - Sede Secondaria (“VTEX ITA”)	Italy	Branch	Technology Services	100	100	-
Vtex Ecommerce Platform Limited London - Sucursala Bucuresti (“VTEX ROM”)	Romania	Branch	Technology Services	100	100	-
Vtex Ecommerce Platform Limited – Sucursal em Portugal (“VTEX PORT”)	Portugal	Branch	Technology Services	100	100	-

(i) VTEX ESP was created in March/2022 to fulfill the Group’s operational needs.
(ii) Suiteshare was merged into VTEX Brazil in March/2022.

The Group also holds VT Comercio, a joint venture (“JV”) established in July 2019 with a participation of 50%.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

2.	Basis of presentation and consolidation

The accounting policies described in detail below have been consistently applied to all periods presented in these unaudited condensed consolidated interim financial statements, unless otherwise stated. The financial statements are applicable for the group consisting of VTEX and its subsidiaries. The accounting policies have been consistently applied by the Group.

a.	Basis for preparation of the unaudited condensed consolidated interim financial statements

The unaudited condensed consolidated interim financial statements of VTEX Group for the nine-month period ended September 30, 2022, have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2021, and any public announcements made by the Group during the interim reporting period.

The accounting policies adopted are consistent with those of the previous financial year, except for the income tax estimation (see note 6) and the adoption of new and amended standards as set out below.

The unaudited condensed consolidated interim financial statements are presented in U.S. dollars (“USD” or “US$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

b.	New standards, interpretations, and amendments adopted by the Group

In 2022 the Company has adopted the following new interpretation and amendments: (i) Amendments to IAS 16 - Property, Plant and Equipment; (ii) Amendments to IFRS 3 - Business Combinations; and (iii) Annual Improvements to IFRS Standards 2018–2020.

These interpretations and amendments had no impact on the unaudited condensed consolidated interim financial statements of the Group.

c.	Critical estimates and accounting judgments

Management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those set at the consolidated financial statements for the year ended December 31, 2021. No retrospective adjustments were made.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

3.	Cash and cash equivalents
The breakdown of cash and cash equivalents is as follows:

	September 30, 2022	December 31, 2021
Cash and cash bank deposits	24,707	120,928
Time deposits and other investments	2,260	-
Investment funds	2,890	78
Total	29,857	121,006

4.	Marketable securities and short-term investments

	September 30, 2022	December 31, 2021
Short-term investments	212,237	177,191
Marketable securities and short-term investments	212,237	177,191

4.1    Short-term investments

The following table shows the changes in the balances:

2022
Opening balance on January 1	177,191
Additions	111,040
Redemption	(66,152)
Losses	(8,441)
Exchange differences	(1,401)
Closing balance on September 30	212,237

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

5.	Trade receivables

Trade receivables are as follows:

	September 30, 2022	December 31, 2021
Trade receivables	39,836	41,972
Loss allowances	(829)	(1,147)
Total trade receivables	39,007	40,825

Current	33,155	34,682
Non-current	5,852	6,143

The changes in loss allowances for trade receivables are as follows:

2022
Opening balance on January 1	(1,147)
Addition, net	(640)
Write-off	871
Exchange differences	87
Closing balance on September 30	(829)

The trade receivables by aging are distributed as follows:

	September 30, 2022	December 31, 2021
Current	36,504	38,456
Overdue:
From 1 to 30 days	1,509	1,251
From 31 to 60 days	687	847
From 61 to 90 days	171	439
From 91 to 120 days	316	113
From 121 to 300 days	649	866
Total	39,836	41,972

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

6.	Current and deferred tax

6.1    Deferred tax assets

The balance comprises temporary differences attributable to:

	September 30, 2022	December 31, 2021
Loss allowances for financial assets	131	75
Bonus provision	1,356	750
Lease	390	366
Share-based compensation	3,242	3,224
Hyperinflationary adjustments	49	89
Tax loss (i)	10,792	6,445
Others (ii)	1,820	1,623
Total deferred tax assets	17,780	12,572

(i) Tax losses increase is driven mainly by the current investment position of the Brazilian operations. These amounts are expected to be offset in the foreseeable future.
(ii) This amount refers mainly to temporary differences over accrued expenses.

6.2    Deferred tax liabilities

The balance comprises temporary differences attributable to:

	September 30, 2022	December 31, 2021
Acquisition of subsidiaries	1,477	1,687
Temporary differences	675	283
Others	403	75
Total deferred tax liabilities	2,555	2,045

6.3    Income Tax expense

Income tax expense is recognized based on Management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Current tax
Current tax on profits for the period	260	(1,107)	(741)	(1,611)
	260	(1,107)	(741)	(1,611)
Deferred income tax
Decrease (increase) in deferred tax	(590)	3,921	5,115	7,387
	(590)	3,921	5,115	7,387

Income tax	(330)	2,814	4,374	5,776

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

7.	Leases

7.1    Amounts recognized in the balance sheet

The balance sheet shows the following amounts related to leases:

	September 30, 2022	December 31, 2021
Right-of-use assets
Office buildings	5,109	5,183
Total	5,109	5,183

	September 30, 2022	December 31, 2021
Lease liabilities
Current	1,475	1,105
Non-current	4,426	4,886
Total	5,901	5,991

The following table shows the changes in the right-of-use asset and lease liabilities:

2022
Right-of-use assets
Opening balance on January 1	5,183
New lease agreements	944
Remeasurement	99
Depreciation	(976)
Write-off	(352)
Hyperinflation adjustment	4
Exchange differences	207
Closing balance on September 30	5,109

2022
Lease liabilities
Opening balance on January 1	5,991
New lease agreements	944
Remeasurement	41
Interest added	517
Principal elements of lease payments	(898)
Interest payment	(515)
Write-off	(423)
Exchange differences	244
Closing balance on September 30	5,901

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

7.2    Amounts recognized in the Statement of profit or loss

The Statement of profit or loss presents the following amounts related to leases:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Depreciation charge of office buildings	356	273	976	782
Interest expense (included in financial expense)	166	176	517	526
Total	522	449	1,493	1,308

8.	Property and equipment, net

Details of the Group’s property and equipment balance are presented below:

	September 30, 2022	December 31, 2021
Leasehold improvements	2,746	2,796
Machinery and equipment	298	279
Furniture and fixture	808	740
Computer and peripherals	4,207	3,987
Accumulated depreciation	(3,954)	(3,091)
Property and equipment, net	4,105	4,711

9.	Intangible assets, net

Details of the Group’s intangible assets balance are presented below:

	September 30, 2022	December 31, 2021
Software	4,210	4,090
Trademark	214	207
Intellectual property	2,612	2,541
Customer contracts	9,372	9,337
Goodwill	21,570	22,374
Others	508	494
Accumulated amortization	(7,058)	(5,399)
Intangible assets, net	31,428	33,644

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

10.	Accounts payable and accrued expenses

The breakdown of accounts payable and accrued expenses is as follows:

	September 30, 2022	December 31, 2021
Trade payables	11,654	12,668
Accounts payable to related parties	-	27
Social charges	4,990	7,048
Profit-sharing	9,091	7,203
Provision for vacation and benefits	6,202	4,333
Others	45	235
Total	31,982	31,514

Current	31,425	29,537
Non-current	557	1,977

11.	Loans and financing

11.1   Breakdown of loans and financing

Loan and financing operations are summarized as follows:

	Interest rate	Country	Maturity	September 30, 2022	December 31, 2021
BNDES (i)	6.5% p.a (Brazilian Reais)	Brazil	Mar/23	370	891
Itaú (ii)	100% CDI + 2.5% p.a (Brazilian Reais)	Brazil	May/23	1,372	2,388
Total				1,742	3,279

Current				1,742	2,087
Non-current				-	1,192

(i) In March 2017, the Group raised R$15,577 corresponding to US$5,014 from Brazilian National Bank for Economic and Social Development (BNDES) to finance the development of new ecommerce technologies.
(ii) In June 2019, the Group raised €6,909, corresponding to US$7,782 for working capital purposes. On the same date, a swap was contracted to hedge the amount against foreign exchange rate, designating the financial instrument as a fair value hedge.

11.2   Changes in loans and financing

2022
Opening balance on January 1	3,279
Payment of loans	(1,982)
Interest charged	52
Interest paid	(48)
Basis adjustment on the fair value hedge (i)	235
Exchange differences	206
Closing balance on September 30	1,742

(i) In June 2019, the subsidiary VTEX BRA designated the loan in euros with Itaú bank as a fair value hedge. Losses on the financial instrument that are measured at fair value have been recognized as a financial expense. Refer to note 18.1(ii) for additional detail.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

12.	Taxes payable

The breakdown of taxes payable is as follows:

	September 30, 2022	December 31, 2021
Income tax payable	573	524
Other taxes payable	2,708	4,671
Total	3,281	5,195

Current	3,121	5,035
Non-current	160	160

13.	Contingencies

The Group is party to civil and labor lawsuits involving loss risks. Provisions for losses resulting from lawsuits are estimated and updated by the Group, based on analysis from the Group’s legal advisors.

The breakdown of existing contingencies classified as probable by Management, based on the evaluation of its legal advisors, which are recognized as a liability, is as follows:

	September 30, 2022	December 31, 2021
Civil	7	17
Labor	44	16
Tax	81	53
Total	132	86

The breakdown of existing contingencies classified as possible by Management, based on the evaluation of its legal advisors, for which no provision was recognized, is as follows:

	September 30, 2022	December 31, 2021
Civil	116	123
Labor	-	189
Tax	275	10
Total	391	322

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

14.	Shareholders’ equity

14.1   Issued capital

The total share capital is as follows:

	September 30, 2022	December 31, 2021
Number of ordinary nominative shares	191,741,122	191,028,642
Par value	0.0001	0.0001
Total issued capital	19	19

15.	Revenue from services provided

The Group revenue derives mainly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines are as follows:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Subscriptions	39,720	32,333	115,420	91,624
Taxes on subscriptions	(3,207)	(2,706)	(9,677)	(7,687)
Subscription revenue	36,513	29,627	105,743	83,937

Services provided	2,370	2,511	6,880	5,260
Taxes on services	(129)	(274)	(488)	(540)
Services revenue	2,241	2,237	6,392	4,720

Total revenue	38,754	31,864	112,135	88,657

16.	Earnings (loss) per share

Basic earnings (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share are computed by affecting all potential weighted average dilutive common stock, including options and restricted stock units.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The following table contains the loss per share of the Group for the three and nine-month period ended September 30, 2022 and 2021:

	Three months ended		Nine months ended
Basic loss per share	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Loss attributable to the stockholders of the Group	(11,542)	(21,959)	(52,095)	(49,886)
Weighted average number of outstanding common shares (thousands) (i)	190,842	184,881	191,096	178,129
Basic loss per share	(0.060)	(0.119)	(0.273)	(0.280)

(i) The treasury shares are not considered outstanding common shares for EPS calculation and thus are excluded from the weighted average number of outstanding shares.

In the three and nine-months period ended September 30, 2022, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share.

17.	Share-based compensation

17.1   Share-based compensation: VTEX

VTEX provides share-based compensation to selected directors and employees as a stock-option plan.

Under both stock-option plan and Restricted Stock Units Plan (“RSUs”), usually the options have a term of 5 or 6 years as of the grant date. They are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

Set out below are summaries of options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At January 1, 2022	8,809	4.78	5.37	1.58
Granted during the period	765	7.24	-	3.41
Forfeit during the period	(1,254)	5.35	-	2.14
Exercised during the period (i)	(221)	1.94	-	0.64
At September 30, 2022	8,099	5.01	4.77	1.70

Stock options exercisable as of September 30, 2022	3,521	3.52	4.04	0.96

(i) The number of Stock-options withheld for tax purposes was 27.9 thousand shares.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The fair value of the stock options granted was calculated based on the Binomial Options Pricing
Model considering the average contract term. The model inputs for options included:

●	Strike Price - Average price weighted by the quantity granted;
●	Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
●	Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term;
●	Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in the nine-month period ended September 30, 2022:

●	Target Asset Price - US$7.31 per share (December 31, 2021 - US$10.72 per share)
●	Risk-Free Interest Rate - 2.14% (December 31, 2021: 1.14%)
●	Volatility - 51.14% (December 31, 2021: 51.89%)
●	Expected dividend: None

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At January 1, 2022	3,001	7.70
RSU granted	2,012	6.38
Forfeit during the period	(724)	8.10
Settled (i)	(588)	6.39
At September 30, 2022	3,701	7.11

(i) The number of RSUs withheld for tax purposes was 149.2 thousand shares.

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

For the nine-month period ended September 30, 2022, there was US$16,805 of remaining unamortized compensation costs, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted average remaining period of 1.76 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the share-based compensation plan for the nine-month period ended September 30, 2022, was US$7,945 (the nine-month period ended September 30, 2021: US$17,433). For the period ended September 30, 2022, the Group recorded in the capital reserve the amount of US$8,503 (the nine-month period ended September 30, 2021: US$6,968).

17.2   Share-based compensation: Loja Integrada

On April 29, 2021, VTEX introduced a new share-based compensation plan to selected directors and employees as a stock-option and RSU plan in Loja Integrada, a subsidiary wholly owned. This share-based compensation plan also has RSU and Stock Options. Under both stock-option plan and RSUs, the options have a term of 7 years as of the grant date. They are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The fair value of the stock options granted was calculated based on the Binomial Options Pricing
Model considering the average contract term. The model inputs for options included:

●	Strike Price - Average price weighted by the quantity granted;
●	Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
●	Risk-Free Interest Rate - Future CDI, according to the contractual term;
●	Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in the nine-month period ended September 30, 2022:

●	Target Asset Price - Not applicable for the period (December 31, 2021 - US$13.06 per share)
●	Risk-free interest rate in Brazilian Reais - Not applicable for the period (December 31, 2021: 8.81%)
●	Volatility - Not applicable for the period (December 31, 2021: 47.69%)
●	Expected dividend: None

Set out below are summaries of options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At January 1, 2022	23.57	12.37	6.35	5.47
Granted during the period	-	-	-	-
Forfeit during the period	(6.74)	11.67	-	5.89
Exercised during the period	-	-	-	-
At September 30, 2022	16.83	13.21	5.61	5.54

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At January 1, 2022	83.03	11.22
RSU granted	327.27	6.40
Forfeit during the period	(67.40)	10.51
Settled (i)	(35.21)	10.15
At September 30, 2022	307.69	6.47

(i) The number of RSUs withheld for tax purposes was 6.9 thousand shares.

For the nine-month period ended September 30, 2022, there was US$1,287 of remaining unamortized compensation cost, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 2.03 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the nine-month period ended September 30, 2022, was US$222 (the nine-month period ended September 30, 2021: US$560). For the period ended September 30, 2022, the Group recorded in the capital reserve the amount of US$444 (the nine-month period ended September 30, 2021: US$370).

17.3   Amounts recognized in the statement of profit or loss

The following table illustrates the classification of stock-based compensation in the Consolidated Statements of profit and loss which includes both stock-based compensation of VTEX and Loja Integrada:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Subscription cost	(171)	(313)	(338)	(626)
Services cost	(47)	(128)	(67)	(297)
General and administrative	(1,262)	(2,999)	(2,890)	(6,079)
Sales and marketing	(1,261)	(2,604)	(1,743)	(4,919)
Research and development	(2,027)	(3,292)	(3,128)	(6,072)
Total	(4,768)	(9,336)	(8,166)	(17,993)

18.	Financial Instruments

18.1   Financial instruments by category

(i)	Financial instruments valued at amortized cost

Financial instruments valued at amortized cost represent financial assets and liabilities whose Group’s business model maintained to receive contractual cash flows. The aforementioned comprise exclusively payments of principal and interest on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

The Group has the following financial instruments valued at amortized cost:

	September 30, 2022	December 31, 2021
Financial assets:
Cash and cash equivalents	29,857	121,006
Restricted cash	1,650	1,183
Trade receivables	39,007	40,825
Total	70,514	163,014

Financial liabilities:
Trade payables	11,654	12,695
Lease liabilities	5,901	5,991
Loans and financing	1,742	3,279
Accounts payable from acquisition of subsidiaries	-	1,470
Total	19,297	23,435

(ii)	Financial instruments valued at fair value through profit or loss

Financial instruments are classified at fair value through profit or loss when this classification significantly reduces a possible measurement or recognition inconsistency (sometimes referred to as “accounting mismatch”) that would occur due to the measurement of assets or liabilities or the recognition of their gains and losses on different bases. Gains/losses on financial instruments that are measured at fair value through profit or loss are recognized as financial income or expense in the profit or loss for the period.

The Group has the following financial instruments valued at fair value through profit or loss:

	Carrying amount
	September 30, 2022	December 31, 2021
Financial assets:
Short-term investments	212,237	177,191
Total	212,237	177,191

	Carrying amount
	September 30, 2022	December 31, 2021
Financial liabilities:
Derivative and financial instruments (i)	-	133
Accounts payable from acquisition of subsidiary ("earn out")	661	4,953
Total	661	5,086

(i) The Group used to hedge the exposure of foreign currency risk related to loans obtained with related parties by contracting a Non-Deliverable Forward (“NDF”) derivative financial instrument raised through Itaú Bank. The instrument had a total notional value of US$4,600 and was fully settled on March 15, 2022 for US$718.

The Group uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently re-measured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under "net financial income".

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

For the nine-month period ended September 30, 2022, the Group had positions in Swap derivative financial instruments designated as a hedge of foreign currency debt, raised through Itaú bank. The hedge contracts had maturity dates equal to those of the loan raised in foreign currency, which was also raised through Itaú bank. The last hedge contract matures in May 2023.

The following amounts were recognized in profit or loss in relation to financial instruments:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net gain (loss) on financial instruments	661	155	1,816	(120)

The following amounts were recognized in profit or loss in relation to marketable securities and short-term investments:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net gain (loss) on marketable securities and short-term investments	706	90	(8,441)	212

a.	Fair value hierarchy

This section provides details about the judgments and estimates made for determining the fair values of the financial instruments recognized and measured at fair value in the financial statements. The Group has classified its financial instruments into the three levels prescribed under the accounting standards to indicate the reliability of the inputs used in determining fair value. An explanation of each level follows underneath the table.

	September 30, 2022
	Level 1	Level 2	Level 3
Assets
Short-term investments	212,237	-	-

Liabilities
Accounts payable from acquisition of subsidiary ("earn-out")	-	-	661

	December 31, 2021
	Level 1	Level 2	Level 3
Assets
Short-term investments	177,191	-	-

Liabilities
Derivative financial instruments	-	133	-
Accounts payable from acquisition of subsidiary ("earn-out")	-	-	4,953

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

There were no transfers between levels 1, 2, and 3 for recurring fair value measurements during the first nine months of 2022.

The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period.
●
Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

●
Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

●	Level 3: If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments could include the use of quoted market prices or dealer quotes for similar instruments:
●	the use of quoted market prices or dealer quotes for similar instruments
●	for interest rate swaps – the present value of the estimated future cash flows based on observable yield curves;
●	for foreign currency forwards - the present value of future cash flows based on the forward exchange rates at the balance sheet date;

The majority of the resulting fair value estimates are included in level 2, except for a contingent consideration payable (“earn-out”), where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

Fair value measurements using significant unobservable inputs (level 3)

The fair value of the earn-out classified as level 3 is calculated based on the judgment of the Group and the probability of meeting the goals of each acquisition made during the year. The Sale and Purchase agreement of each acquisition is established if the clients of the acquired entities migrate to the Groups platform and reach an agreed amount, the seller will be entitled to an earn-out. As at September 30, 2022, the fair value of the earn-out amounts US$661 (December 31, 2021 - US$4,953).

The following table presents changes in the maximum earn-out, which are the only level 3 items for the nine months ended September 30, 2022:

2022
Opening balance on January 1	4,953
Payments of principal/finance charges - earn-out	(916)
Earn-out adjustment	(3,378)
Exchange differences	2
Closing balance on September 30	661

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

b.	Fair values of other financial instruments (unrecognized)

The Group also has several financial instruments which are not measured at fair value in the balance sheet. As at September 30, 2022, these instruments’ fair values are not different from their carrying amounts since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Differences were identified for the following instruments at September 30, 2022:

	Carrying amount	Fair value
Financial liabilities
Loans and financing	1,742	1,693
Total	1,742	1,693

18.2   Financial risk management

The risk management of the Group is predominantly controlled by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. The board provides written principles for overall risk management and policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivatives and non-derivative financial instruments, and investment of excess liquidity.

When all relevant criteria have been met, hedge accounting will be applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in recognizing interest expense at a fixed interest rate for the hedged floating rate loans and inventory at the fixed foreign currency rate for the hedged purchases.

The unaudited condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2021, available in the 20-F filing.

19.	Subsequent events

During October and November of 2022, the Company has canceled 1,882,857 Class A common shares, of which 1,286,808 shares were held in treasury as of September 30, 2022, and 596,049 were repurchased after September 30, 2022 under the repurchase share program.

VTEX
Notes to the condensed consolidated interim financial statements
(Unaudited)
In thousands of U.S. dollars, unless otherwise indicated

Item 2 – Management’s discussion and analysis of financial condition and results of operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations section may contain certain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements for several reasons, including those described in our prior filings with the U.S. Securities and Exchange Commission.

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated interim financial statements as of September 30, 2022 and for the nine months ended September 30, 2022 and 2021 included elsewhere in this document.

Overview

VTEX is where commerce happens. Our platform is designed to be the Operating System for the commerce ecosystem. We enable enterprise brands and retailers to orchestrate their complex network of consumers, business partners, suppliers, and fulfillment providers. We are building the global digital commerce infrastructure that enables enterprises to be relevant for the modern, convenience-driven consumer.

VTEX provides a software-as-a-service digital commerce platform for enterprise brands and retailers. Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. Founded in Brazil, we have been a leader in accelerating the digital commerce transformation in Latin America and are expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 81% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). As of December 31, 2021 we are trusted by more than 2,400 customers with over 3,200 active online stores across 38 countries to connect with their consumers in a meaningful way.

We benefit from the acceleration of digitalization globally, and in particular in Latin America, the fastest-growing region in the world in 2021, where ecommerce is still underpenetrated. Accelerating ecommerce growth, evolving consumer expectations and the proliferation of digital shopping alternatives are raising the bar for brands and retailers in order to stay relevant. Legacy structures developed over years force enterprises to choose between deep customization and speed to market. Our technology combined with our ecosystem of partners solves this problem. We deliver flexibility and simplicity to complex, mission critical commerce operations. VTEX was named as leader in the IDC MarketScape: Worldwide B2C Digital Commerce Platforms 2020 Vendor Assessment, and Gartner named a Visionary in the 2022 Gartner Magic Quadrant for Digital Commerce, Worldwide.

We offer access to our platform on a subscription basis, which accounted for 94.2% of our revenue for the three months ended September 30, 2022, compared to 93.0% of our revenue for the three months ended September 30, 2021. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. In the three months ended September 30, 2022, our GMV increased to US$3.0 billion from US$2.3 billion in the three months ended September 30, 2021 representing an increase of 29.4% in USD and 28.7% on an FX neutral basis. In the same period, our revenue increased to US$38.8 million from US$31.9 million, representing an increase of 21.6% in USD and 22.0% on an FX neutral basis.

Key metric— Gross merchandise value

The key metric we use to measure our performance, identify trends affecting our business, formulate our business plan projections and support our strategic decisions is GMV. Due to the seasonality of ecommerce and the foreign exchange effects resulting from the volatility of the currencies of the jurisdictions where we operate (particularly Latin America countries) vis-à-vis the U.S. Dollar (which is our functional currency), our management compares GMV on a year-over-year and foreign exchange neutral basis. The foreign exchange neutral measures are calculated by using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

GMV is the total value of customer orders processed through our platform, including value added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions. Due to our transaction-based subscription model, we believe that GMV growth is linked with our revenue growth and we track GMV as an indicator of the success of our customers, the performance of the platform and our market share.

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	2,957.5	2,284.8	8,783.9	6,760.2
GMV growth FX neutral (%)	28.7%	4.2%	25.8%	37.0%

Seasonality and quarterly operations results

Our transaction-based subscription model, similar to most retail businesses, experiences seasonal fluctuations. Historically, we have generated higher net sales in the fourth quarter, as a consequence of the concentration of special dates during that quarter.

The following table sets forth our quarterly condensed consolidated interim profit (loss) statement data for each of the last historical nine quarters. The condensed consolidated interim profit (loss) statement data below has been prepared on the same basis as the unaudited consolidated financial statements included elsewhere in this document and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to present this information fairly and accurately. These historical quarterly results of operations are not necessarily indicative of the results of operations for any future period. In particular, since the second quarter of 2020 we were positively affected by the ecommerce surge as a consequence of lockdowns during the COVID-19 Pandemic. We expect seasonal patterns to remain reasonably similar as in prior years and we believe that the expansion of ecommerce may normalize once the COVID-19 pandemic is sufficiently controlled, which may adversely affect our financial performance and operating metrics in the future. See below “—Impacts of the COVID-19 Pandemic”.

	For the three months ended (unaudited)
	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022

Subscription revenue	26.3	27.7	24.7	29.7	29.6	34.5	32.6	36.6	36.5
Services revenue	1.3	1.4	1.3	1.2	2.2	2.6	2.1	2.1	2.2
Total revenue	27.7	29.1	25.9	30.9	31.9	37.1	34.7	38.7	38.8
Subscription cost	(7.1)	(9.8)	(8.7)	(9.5)	(9.7)	(10.5)	(10.0)	(10.2)	(9.8)
Services cost	(1.7)	(2.0)	(2.1)	(2.8)	(3.1)	(3.3)	(2.6)	(2.8)	(2.9)
Total cost	(8.8)	(11.9)	(10.8)	(12.2)	(12.8)	(13.8)	(12.6)	(13.0)	(12.6)
Gross profit	18.9	17.2	15.1	18.7	19.1	23.4	22.1	25.7	26.1
Operating expenses
General and administrative	(3.3)	(5.1)	(7.2)	(7.8)	(9.9)	(6.9)	(6.9)	(7.4)	(6.9)
Sales and marketing	(5.3)	(7.5)	(11.0)	(15.7)	(19.3)	(17.5)	(17.9)	(21.3)	(16.2)
Research and development	(4.5)	(6.8)	(8.4)	(10.7)	(14.2)	(11.9)	(13.9)	(15.4)	(13.8)
Other income (losses)	(0.3)	0.1	(0.4)	(0.9)	0.0	(0.2)	0.0	(0.5)	(0.5)
Income (loss) from operation	5.5	(2.1)	(12.0)	(16.4)	(24.4)	(13.1)	(16.7)	(18.9)	(11.3)
Financial result	(0.6)	(1.3)	(1.4)	(1.4)	(0.6)	(1.4)	(4.7)	(5.4)	(0.2)
Equity results	0.0	0.1	0.1	0.1	0.2	0.2	0.2	0.3	0.3
Income (loss) before income tax	5.0	(3.3)	(13.3)	(17.6)	(24.8)	(14.3)	(21.2)	(24.1)	(11.2)
Income tax	(2.0)	(0.9)	0.8	2.1	2.8	3.7	2.1	2.6	(0.3)
Net income (loss) for the period	3.0	(4.3)	(12.5)	(15.5)	(22.0)	(10.6)	(19.1)	(21.5)	(11.5)
Earnings (loss) per share
Basic and diluted earnings (loss) per share (US$)	0.02	(0.02)	(0.07)	(0.09)	(0.12)	(0.06)	(0.10)	(0.11)	(0.06)

The following table sets forth selected condensed consolidated interim profit (loss) statements data for each of the periods indicated as a percentage of total revenue.

	For the three months ended (unaudited)
	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Subscription cost	(25.6)%	(33.8)%	(33.6)%	(30.6)%	(30.6)%	(28.2)%	(28.8)%	(26.3)%	(25.2)%
Services cost	(6.1)%	(6.9)%	(8.1)%	(8.9)%	(9.6)%	(8.9)%	(7.5)%	(7.3)%	(7.4)%
Total cost	(31.7)%	(40.7)%	(41.8)%	(39.6)%	(40.1)%	(37.1)%	(36.3)%	(33.6)%	(32.6)%
Gross profit	68.3%	59.3%	58.2%	60.4%	59.9%	62.9%	63.7%	66.4%	67.4%
Operating expenses
General and administrative	(12.1)%	(17.6)%	(27.9)%	(25.3)%	(31.2)%	(18.6)%	(19.9)%	(19.2)%	(17.9)%
Sales and marketing	(19.0)%	(25.7)%	(42.6)%	(50.9)%	(60.7)%	(47.0)%	(51.6)%	(55.1)%	(41.7)%
Research and development	(16.3)%	(23.5)%	(32.5)%	(34.6)%	(44.5)%	(32.1)%	(40.1)%	(39.8)%	(35.6)%
Other income (losses)	(1.0)%	0.4%	(1.7)%	(2.8)%	0.0%	(0.6)%	0.0%	(1.2)%	(1.3)%
Income (loss) from operation	19.9%	(7.1)%	(46.4)%	(53.1)%	(76.5)%	(35.4)%	(48.1)%	(48.9)%	(29.1)%
Financial result	(2.1)%	(4.6)%	(5.2)%	(4.4)%	(1.8)%	(3.7)%	(13.5)%	(14.0)%	(0.5)%
Equity results	0.1%	0.2%	0.4%	0.5%	0.5%	0.5%	0.6%	0.7%	0.7%
Income (loss) before income tax	17.9%	(11.5)%	(51.3)%	(57.0)%	(77.7)%	(38.6)%	(61.1)%	(62.2)%	(28.9)%
Income tax	(7.2)%	(3.2)%	3.2%	6.9%	8.8%	10.0%	6.1%	6.8%	(0.9)%
Net income (loss) for the period	10.8%	(14.7)%	(48.1)%	(50.1)%	(68.9)%	(28.6)%	(55.0)%	(55.5)%	(29.8)%

The following table sets forth our Non-GAAP income (loss) from operations for each of the periods indicated:

	For the three months ended (unaudited)
	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022

Income (loss) from operation	5.5	(2.1)	(12.0)	(16.4)	(24.4)	(13.1)	(16.7)	(18.9)	(11.3)
Share-based compensation expense	0.6	2.0	3.2	5.5	9.3	1.6	2.5	0.9	4.8
Amortization of intangibles related to acquisitions	0.1	0.2	0.3	0.5	0.5	0.7	0.5	0.5	0.5
Offering expenses ("IPO") (i)	-	-	-	-	1.3	-	-	-	-
Non-GAAP Income (loss) from operation	6.3	0.1	(8.5)	(10.4)	(13.3)	(10.9)	(13.7)	(17.5)	(6.0)

(i) Offering expenses ("IPO") are related to shares offered by the selling shareholders and other one-off IPO expenses.

Impacts of the COVID-19 pandemic

As a result of the COVID-19 pandemic, the ecommerce market experienced a surge in growth. Governments encouraged consumers to stay at home for extended periods of time, and retail purchases shifted from offline and brick-and-mortar purchases to online ecommerce, as companies accelerated the digitalization of their businesses. Consequently, ecommerce sales in our major markets have increased significantly. Our business responded to the shifting commerce dynamics, enabling our customers to rapidly scale and digitally transform their businesses during the COVID-19 pandemic. Our customers' GMV increase has resulted in significant revenue growth for us, driven predominantly by our transaction-based fees.

In 2021, online commerce penetration continued to increase, demonstrating that the 2020 acceleration in online consumption appears sustainable, despite the gradual reopening of brick-and-mortar retail stores which generated a mean reversion of ecommerce growth. While we believe that the structural shifts that favor ecommerce will continue, the expansion of ecommerce may normalize once the COVID-19 pandemic is fully lapped, which may adversely affect our financial performance and operating metrics.

Components of our results of operations

The following is a summary of the principal line items comprising condensed consolidated interim income of profit and loss.

Total revenue

Our total revenue consists of (1) subscription and support revenue, arising from a multichannel cloud and SaaS-based platform focused on ecommerce; and (2) revenue from professional services and other, arising substantially from consulting services.

Subscription revenue

Subscription revenue consists of revenue derived from (1) a mix of transaction-based fees and fixed subscription fees, in each case derived from customers using our platform; (2) our SMB business; and (3) other business units that generate recurring revenue to us.

Transaction-based fees comprise (a) commission fees charged to customers based on a percentage of the GMV or a fee per order processed on our platform; and (b) commission fees charged to marketplace partners, payment providers, and any other services provided through our app store.

Fixed subscription fees comprise (a) yearly or multi-year upfront fees paid by merchants to reduce future variable fees. In case of early termination of the annual upfront fees, we refund merchants for the remaining term of the contract; and (b) fixed monthly fee for using our platform in any given month. Fixed fees are paid to us at the beginning of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period.

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue accounted for 5.8% of our revenue for the three months ended September 30, 2022, compared to 7.0% for the three months ended September 30, 2021. For the nine months ended on September 30, 2022, the consulting services revenue accounted for 5.7% of our revenue, compared to 5.3% for the nine months ended September 30, 2021.

Cost of revenue

Our total cost consists of (1) subscription cost; and (2) services cost.

Subscription cost of revenue

Subscription cost consists mainly of costs related to hosting related and customer support costs. The hosting related costs include third-party providers, software related platform operating costs, and compensation for our infrastructure team. Support costs are mostly driven by personnel cost, and represent expenses related to the support we provide to our customers.

Services cost of revenue

Services cost consist mainly of personnel costs and/or third-party expenses to provide the professional services advisory for a specific project of a customer project.

Operating expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses.

General and administrative expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for our finance, support operation departments, legal and compliance teams; (2) corporate expenses; and (3) corporate overhead allocation. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees and depreciation and amortization.

Sales and marketing expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) and commissions paid to the direct sales team, the success team, partnership sales team and sales enablement team; (2) travel-related expenses; (3) marketing and events expenses; (4) finder fee commissions; and (5) the allocation of corporate overhead. We plan to continue to incur sales and marketing expenses in the regions that we currently have a presence as well as in new regions over time in order to continue to enhance our brand awareness and our capabilities to attract new customers.

Research and development expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for product development, product management and product design; (2) software subscription costs related to the product; and (3) the allocation of corporate overhead. We expect to increase the research and development expenses to continue investing in product innovation, and in the development of new products.

Financial results

Financial results consist of financial income and financial expenses. Financial income consists of interest earned on bank deposits, foreign exchange gains, short-term investment gains and other financial income. Financial expense consists mostly of foreign exchange losses, short-term investment losses, losses from fair value of financial instruments, interest on lease liabilities and adjustment of hyperinflation in Argentina.

Income tax

Provision for income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income.

Currently we are running losses in most of our subsidiaries, and to that extent and considering the profitability expected in the foreseeable future our most relevant operation has been booking the related tax losses as part of our deferred tax assets.

Historical operations results

Comparison of results of operations for the three and nine months ended September 30, 2022 and 2021

The following table sets forth our condensed consolidated interim income statements for the three and nine months ended September 30, 2022 and 2021. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three months ended		Nine months ended
(in US$ thousands)	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Subscription revenue	36,513	29,627	105,743	83,937
Services revenue	2,241	2,237	6,392	4,720
Total revenue	38,754	31,864	112,135	88,657
Subscription cost (1)	(9,755)	(9,737)	(29,917)	(27,911)
Services cost (1)	(2,872)	(3,054)	(8,321)	(7,921)
Total cost	(12,627)	(12,791)	(38,238)	(35,832)
Gross profit	26,127	19,073	73,897	52,825
Operating expenses
General and administrative (1)	(6,944)	(9,947)	(21,296)	(24,976)
Sales and marketing (1)	(16,176)	(19,330)	(55,394)	(46,062)
Research and development (1)	(13,812)	(14,179)	(43,146)	(33,271)
Other income (losses)	(489)	14	(954)	(1,303)
Loss from operation	(11,294)	(24,369)	(46,893)	(52,787)
Financial result	(190)	(566)	(10,337)	(3,275)
Equity results	272	162	759	397
Loss before income tax	(11,212)	(24,773)	(56,471)	(55,665)
Income tax	(330)	2,814	4,374	5,776
Net loss for the period	(11,542)	(21,959)	(52,097)	(49,889)

(1) Includes stock-based compensation expenses as follows:

	Three months ended		Nine months ended
(in US$ thousands)	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Subscription cost	(171)	(313)	(338)	(626)
Services cost	(47)	(128)	(67)	(297)
General and administrative	(1,262)	(2,999)	(2,890)	(6,079)
Sales and marketing	(1,261)	(2,604)	(1,743)	(4,919)
Research and development	(2,027)	(3,292)	(3,128)	(6,072)
Total	(4,768)	(9,336)	(8,166)	(17,993)

Total revenue

The components of our total revenue during the three and nine-months period ended on September 30, 2022 and 2021 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2022	September 30, 2021	Variation	September 30, 2022	September 30, 2021	Variation
Subscription revenue	36,513	29,627	23.2%	105,743	83,937	26.0%
Services revenue	2,241	2,237	0.2%	6,392	4,720	35.4%
Total revenue	38,754	31,864	21.6%	112,135	88,657	26.5%

Total revenue for the three months ended September 30, 2022 was US$38.8 million, an increase of US$6.9 million, or 21.6% in US$ or 22.0% on an FX neutral basis, from US$31.9 million in the same period of 2021. The increase in total revenue was primarily driven by: an increase in GMV of 29.4% in US$ or 28.7% on an FX neutral basis to US$3.0 billion for the three months ended September 30, 2022, from US$2.3 billion in the same period of 2021, which also led to higher revenues from transaction-based fees as percentage of total subscription revenues and the expansion of our operations outside of Brazil.

Total revenue for the nine months ended September 30, 2022 was US$112.1 million, an increase of US$23.5 million, or 26.5% in US$ or 23.4% on an FX neutral basis, from US$88.7 million in the same period of 2021. The increase in total revenue was primarily driven by: an increase in GMV of 29.9% in US$ or 25.8% on an FX neutral basis to US$8.8 billion for the nine months ended September 30, 2022, from US$6.8 billion in the same period of 2021, which also led to higher revenues from transaction-based fees as percentage of total subscription revenues and the expansion of our operations outside of Brazil.

Total cost

The components of our total cost during the three and nine-months periods ended on September 30, 2022 and 2021 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2022	September 30, 2021	Variation	September 30, 2022	September 30, 2021	Variation
Subscription cost	(9,755)	(9,737)	0.2%	(29,917)	(27,911)	7.2%
Services cost	(2,872)	(3,054)	(6.0)%	(8,321)	(7,921)	5.0%
Total cost	(12,627)	(12,791)	(1.3)%	(38,238)	(35,832)	6.7%

Total cost for the three months ended September 30, 2022 decreased by US$0.2 million, or 1.3%, to US$12.6 million for the three months ended September 30, 2022 from US$12.8 million in the same period of 2021, principally due to a decrease in total cost of services by US$0.2 million.

Total cost for the nine months ended September 30, 2022 increased by US$2.4 million, or 6.7%, to US$38.2 million for the nine months ended September 30, 2022 from US$35.8 million in the same period of 2021, principally due to an increase in expenses related to compensation as our workforce increased during the first semester of 2022.

Gross profit

As a result of the above, our gross profit increased by US$7.1 million, or 37.0% to US$26.1 million for the three months ended September 30, 2022 from US$19.1 million in the same period of 2021. As a percentage of our total revenue, our gross profit increased to 67.4% in the three months ended September 30, 2022 from 59.9% in the three months ended September 30, 2021, since the increase in personnel costs were lower than the increase in subscription revenue generated, impacting the subscription gross profit.

Our gross profit increased by US$21.1 million, or 39.9% to US$73.9 million for the nine months ended September 30, 2022 from US$52.8 million in the same period of 2021. As a percentage of our total revenue, our gross profit increased to 65.9% in the nine months ended September 30, 2022 from 59.6% in the nine months ended September 30, 2021, since the increase in personnel cost was lower than the increase in subscription revenue generated, impacting the subscription gross profit.

Operating expenses

General and administrative

General and administrative expenses during the three and nine-month period ended on September 30, 2022 and 2021 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2022	September 30, 2021	Variation	September 30, 2022	September 30, 2021	Variation
General and administrative	(6,944)	(9,947)	(30.2)%	(21,296)	(24,976)	(14.7)%
Percentage of total revenue	(17.9)%	(31.2)%	-	(19.0)%	(28.2)%	-

Our general and administrative expenses decreased by US$3.0 million, or 30.2%, to US$6.9 million for the three months ended September 30, 2022 from US$9.9 million in the same period of 2021, primarily due to the decrease in outsourcing expenses due to the use of non-recurring services in 2021 and the decrease in expenses related to share-based compensation.

For the nine months ended September 30, 2022, our general and administrative expenses decreased by US$3.7 million, or 14.7%, to US$21.3 million from US$25.0 million in the same period of 2021, primarily due to the decrease in outsourcing expenses due to the use of non-recurring services in 2021 and the decrease in expenses related to share-based compensation.

Sales and marketing

Sales and marketing expenses during the three and nine-month ended September 30, 2022 and 2021 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2022	September 30, 2021	Variation	September 30, 2022	September 30, 2021	Variation
Sales and marketing	(16,175)	(19,330)	(16.3)%	(55,394)	(46,062)	20.3%
Percentage of total revenue	(41.7)%	(60.7)%	-	(49.4)%	(52.0)%	-

Our sales and marketing expenses decreased by US$3.2 million, or 16.3%, to US$16.2 million for the three months ended September 30, 2022 from US$19.3 million for the three months ended September 30, 2021, primarily due to (1) the decrease in expenses related to compensation as our sales and marketing workforce decreased as a result of the Company’s efforts to optimize its structure, (2) decreased in marketing and events expenses and (3) decrease in expenses related to share-based compensation.

For the nine months ended September 30, 2022, our sales and marketing expenses increased by US$9.3 million, or 20.3%, to US$55.4 million from US$46.1 million for the same period of 2021, primarily due to (1) the increase in expenses related to compensation as our sales and marketing workforce increased during the first semester of 2022 and (2) increased in marketing and events expenses.

Research and development

Research and development expenses during the three and nine-month period ended on September 30, 2022 and 2021 were as follows:

	Three months ended			Nine months ended
(in US$ thousands,except percentages)	September 30, 2022	September 30, 2021	Variation	September 30, 2022	September 30, 2021	Variation
Research and development	(13,812)	(14,179)	(2.6)%	(43,146)	(33,271)	29.7%
Percentage of total revenue	(35.6)%	(44.5)%	-	(38.5)%	(37.5)%	-

Our research and development expenses decreased by US$0.4 million, or 2.6% to US$13.8 million for the three months ended September 30, 2022 from US$14.2 million for the three months ended September 30, 2021, primarily due to the decrease in expenses related to share-based compensation.

For the nine months ended September 30, 2022, our research and development expenses increased by US$9.9 million, or 29.7%, to US$43.1 million from US$33.3 million for the same period of September 30, 2021, primarily due to the increase in expenses related to personnel expenses as our research and development workforce increased during the first semester of 2022.

Financial results

The components of our financial results during the three ended September 30, 2022 and 2021 were as follows:

	Three months ended			Nine months ended
(in US$ thousands, except percentages)	September 30, 2022	September 30, 2021	Variation	September 30, 2022	September 30, 2021	Variation
Financial income	7,137	2,575	177.2%	16,125	5,119	215.0%
Financial expense	(7,327)	(3,141)	133.3%	(26,462)	(8,394)	215.2%
Financial result, net	(190)	(566)	(66.4)%	(10,337)	(3,275)	215.6%

Our financial result amounted to an expense of US$0.2 million for the three months ended September 30, 2022, compared to an expense of US$0.6 million for the three months ended September 30, 2021.

Our financial result amounted to an expense of US$10.3 million for the nine months ended September 30, 2022, compared to an expense of US$3.3 million for the nine months ended September 30, 2021.

Explanations for the variations in the above referred period are set forth below:

Financial income

Financial income increased by US$4.6 million, or 177.2%, to US$7.1 million for the three months ended September 30, 2022 from US$2.6 million for the three months ended September 30, 2021, mainly due to (1) an increase in marketable securities and short term investments gains to US$3.9 million in September 30, 2022 from US$0.1 million in September 30, 2021 and; (2) an increase in foreign exchange gains to US$2.1 million in September 30, 2022 from US$1.5 million in September 30, 2021.

Financial income increased by US$11.0 million, or 215.0%, to US$16.1 million for the nine months ended September 30, 2022 from US$5.1 million for the nine months ended September 30, 2021, mainly due to (1) an increase in gains from fair value of financial instruments to US$4.1 million in September 30, 2022 from US$1.9 million in September 30, 2021; (2) an increase in foreign exchange gains to US$5.9 million in September 30, 2022 from US$2.3 million in September 30, 2021 and; (3) an increase in marketable securities and short term investments gains to US$5.3 million in September 30, 2022 from US$0.2 million in September 30, 2021.

Financial expense

Financial expense increased by US$4.2 million, or 133.3%, to US$7.3 million for the three months ended September 30, 2022 from US$3.1 million for the three months ended September 30, 2021, mainly due to (1) short-term investment losses given rising interest rates and general risk-off environment negatively affected our US$212.2 million investments compared to nil in September 30, 2021 and; (2) an increase in adjustment of hyperinflation to US$1.7 million in September 30, 2022 from US$0.6 million in September 30, 2021.

Financial expense increased by US$18.1 million, or 215.2%, to US$26.5 million for the nine months ended September 30, 2022 from US$8.4 million for the nine months ended September 30, 2021, mainly due to (1) short-term investment losses given rising interest rates and general risk-off environment negatively affected our US$212.2 million investments compared to nil in September 30, 2021; (2) an increase in foreign exchange losses to US$5.6 million in September 30, 2022 from US$3.1 million in September 30, 2021, and; (3) an increase in adjustment of hyperinflation to US$3.8 million in September 30, 2022 from US$1.5 million in September 30, 2021.

The following tables show the unrealized gain and loss position recorded in our Balance Sheet as at September 30, 2022 and December 31, 2021:

	As at September 30, 2022
	(unaudited)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Short-term investments	219,240	1,004	(8,007)	212,237

	As at December 31, 2021
	(unaudited)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Short-term investments	176,775	540	(124)	177,191

Net loss for the period

As a result of the above, our net loss amounted to US$11.5 million for the three months ended September 30, 2022, compared to US$22.0 million for the three months ended September 30, 2021.

As a result of the above, our net loss amounted to US$52.1 million for the nine months ended September 30, 2022, compared to US$49.9 million for the nine months ended September 30, 2021.

Condensed consolidated interim statements of cash flows

The following table sets forth certain condensed consolidated interim cash flow information for the periods indicated:

	For the nine months ended
(in US$ thousands, except percentages)	September 30, 2022	September 30, 2021
Net cash used in operating activities	(31,808)	(31,830)
Net cash provided by (used in) investing activities	(46,102)	11,057
Net cash provided by (used in) financing activities	(10,456)	284,956
Net increase (decrease) in cash and cash equivalents	(88,366)	264,183

Net cash used in operating activities

For the nine months ended September 30, 2022, net cash used in operating activities remained unchanged compared to the nine months ended September 30, 2021. Net cash used in operating activities was US$31.8 for the nine months ended September 30, 2022. Nevertheless, the following variances are worth mentioning:

●
Changes in operating assets which consisted mainly of an increase in trade receivables in the amount of US$0.6 million for the nine months ended September 30, 2022, compared to an increase of US$9.9 million for the nine months ended September 30, 2021, and a decrease in prepaid expenses in the amount of US$3.9 million for the nine months ended September 30, 2022, compared to an increase of US$0.6 million for the nine months ended September 30, 2021. This was partially offset by:

●
Changes in operating liabilities which consisted mainly of nil variances in deferred revenue for the nine months ended September 30, 2022, compared to an increase of US$9.7 million for the nine months ended September 30, 2021, and an increase in accounts payable and accrual expenses in the amount of US$3.2 million for the nine months ended September 30, 2022, compared to an increase of US$10.2 million for the nine months ended September 30, 2021.

Net cash provided by (used) in investing activities

For the nine months ended September 30, 2022, net cash used in investing activities increased by US$57.2 million of net cash used to US$46.1 million from US$11.1 million of net cash provided by investing activities for the nine months ended September 30, 2021, primarily as a result of (1) an increase in the purchase of short term investment to US$111.0 million for the nine months ended September 30, 2022, from nil for the nine months ended September 30, 2021; and (2) an increase in the redemption of marketable securities to nil for the nine months ended September 30, 2022, from US$16.9 for the nine months ended September 30, 2021. This was partially offset by an increase in the redemption of short-term investments to US$66.2 million for the nine months ended September 30, 2022, from nil for the nine months ended September 30, 2021.

Net cash provided by (used) in financing activities

Our net cash from financial activities went to US$10.5 million of cash used in the nine months ended on September 30, 2022 from US$285.0 million of cash generated in the nine months ended September 30, 2021. The change in net cash from financing activities is primarily attributable to capital injections, which decreased to nil for the nine months ended September 30, 2022 from US$296.3 million for the nine months ended September 30, 2021 as a result of the IPO. This was partially offset by a decrease in payment of loans and financing to US$2.0 million for the nine months ended September 30, 2022, from US$10.3 million for the nine months ended September 30, 2021.

Capital expenditures

Our capital expenditures, consisting of purchase of property and equipment and intangible assets, for the nine months ended September 30, 2022 and 2021, amounted to US$0.3 million and US$1.6 million, respectively, representing 0.2% and 1.8% of our total revenue for the nine months ended September 30, 2022 and 2021, respectively.

We expect to slightly increase our capital expenditures to support the growth in our business and operations. For 2022, we have budgeted capital expenditures of US$2.0 million. We expect to meet our capital expenditure needs for at least the next 12 months from our net cash provided by operating activities and our existing cash and cash equivalents.

Off-balance sheet arrangements

As of September 30, 2022, we did not have any off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, derivative financial instruments, credit risk and liquidity risk. Information relating to quantitative and qualitative disclosures about these market risks is described below:

Interest rate risk

The interest risk arises from the possibility of us incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

Our main exposure to interest rate risk is related to loans and financing payable subject to variable interest rate, principally the CDI rate. Our investments are made for capital preservation purposes and we do not enter into investments for trading or speculative purposes. Our trade receivables, accounts payable and other liabilities do not bear interest.

The following table summarize our financial instruments exposed to an interest rate risk as of September 30, 2022:

Transaction	Interest rate risk (i)	Book value
		(in millions of US$)
Loans and financing	TJLP and CDI	1,742

As of September 30, 2022, we are not materially exposed to the risk of changes in market interest rates mostly due to the purpose of our investments.

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso and Chilean peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and certain of our intercompany balances are exposed to foreign exchange rate fluctuations that may differ materially from expectations. We may record significant gains or losses due to foreign currency fluctuations and related hedging activities.

Our subsidiaries generate revenues and incur most of their expenses in the respective local currencies of the countries in which they operate. As a result, our subsidiaries use their local currency as their functional currency. As of the nine months ended September 30, 2022 and in the year ended December 31, 2021, 16.0% and 17.3% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of the nine months ended September 30, 2022 and in the year ended December 31, 2021, our assets were represented by 70.2% and 86.3% in U.S. dollars, 29.8% and 13.7% in other currencies. As of the nine months ended September 30, 2022 and in the year ended December 31, 2021, our liabilities, excluding our total shareholders’ equity, were represented by 15.1% and 24.2% in U.S. dollars, 84.9% and 75.8% in other currencies.

We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to hedge intercompany loans, and debt for operational purposes. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. We use derivatives for hedging purposes and not as speculative investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 10, 2022

VTEX

By: /s/ André Spolidoro Ferreira Gomes

Name: André Spolidoro Ferreira Gomes
Title: Chief Financial Officer